July 12, 2006
VIA FACSIMILE AND MAIL
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington. D.C. 20549
Attention: Mary K. Fraser

Re:	First Mercury Financial Corporation Form S-1 Registration Statement filed on May 30, 2006 File No. 333-134573
Ladies and Gentlemen:
On behalf of our client, First Mercury Financial Corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated July 5, 2006, concerning the above-referenced document and the Company’s initial public offering of securities. For your convenience, the responses by the Company follow the bolded text of the applicable SEC comment. In addition to the responses below, the Company has filed today Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 referenced above to address the Staff’s comments.
Comments applicable to the entire filing
1.	We note that your filing contains numerous omissions throughout the prospectus which relate to the offering price range or the number of shares you will sell. These omissions include but are not limited to:
•	Summary Financial Data

•	Use of Proceeds

•	Capitalization

•	Dilution

•	The Option Grants Table

•	Shares Eligible For Future Sale

•	The Principal Stockholders Table

•	Description of Capital Stock
Rule 430A requires you to include this information in your filing based upon an estimate of the offering price within a bona fide range you disclose on the cover page and based upon an estimate of the number of shares you will sell. We consider a bona fide range to be $2 if the price is under $20 and 10% if it is above $20. You should include the required information in an amendment prior to circulating a “red herring” prospectus.
Response: As you have requested, the Company will include the required information in an amendment prior to circulating the “red herring” prospectus.

2.	Provide us with copies of all the graphic, photographic or artistic materials you intend to include in the prospectus prior to its printing and use. Please note that we may have comments. Please also note that all textual information in the graphic material should be brief and comply with the plain English guidelines regarding jargon and technical language.
Response: Other than the Company’s logo, which is included in Amendment No. 1, there will be no graphic, photographic or artistic materials included in the prospectus.
Cautionary Statement Regarding Forward Looking Statements
3.	Please relocate this section so that it appears somewhere in the document after the risk factor disclosure.
Response: The “Cautionary Statement Regarding Forward Looking Statements” has been relocated in the revised prospectus to appear after the section captioned “Risk Factors.”
Summary — page 1
4.	In the last sentence of the introductory paragraph you indicate that “certain” insurance terms used in the prospectus are defined in the “Glossary of Selected Insurance Terms.” Please note that industry jargon should not appear in the forefront of the prospectus unless you cannot convey necessary information without using the terms. If an industry term must be used in the forefront of the prospectus, you need to explain what the term means at the first place it appears rather than in a glossary located somewhere else in the document. Please revise the entire forefront of the prospectus accordingly.
Response: The Company has revised the forefront of the prospectus included in the Registration Statement to define and explain more fully terms that it believes may be considered industry jargon. For example, it has added to the prospectus a more extensive explanation of combined ratio. There is a discussion of the cumulative loss and loss adjustment expense ratio, and the Company has also added explanatory language with respect to the business as it pertains to whether the Company retains or cedes insurance premium and risk.
5.	In the second paragraph under “Overview” please explain what the term “core principle” means. Also explain what the significance of a combined ratio is.
Response: The term “core principle” has been replaced with “business philosophy” to clarify the noted statement. A combined ratio is the sum of the loss ratio and the expense ratio. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss. The Summary included in the prospectus has also been revised to explain the significance of the combined ratio.
6.	In the third paragraph under “Overview” you present financial information using a non-GAAP measure you call “premiums produced.” Please delete this discussion.

Response: The Company does not believe the term “premiums produced” qualifies as a “non-GAAP financial measure” under Regulation G. Premiums produced consist of premiums billed by the Company’s CoverX subsidiary on insurance policies that it underwrites and issues on behalf of First Mercury Insurance Company and other third party insurers. The Company believes premiums produced is a measure of the Company’s operating performance rather than financial performance. Premiums produced are equivalent to unit sales but the quantity is denominated in dollars rather than number of units (i.e., dollar amount of premiums billed). While it is not a term that is equivalent or similar to revenue, like other operational measures, it is a key indicator of the Company’s insurance underwriting operations’ revenues. As such, the Company believes that this measure is useful to investors and may be properly included in the Registration Statement.
The Company believes that this operating measure is necessary for an investor’s evaluation of the Company. This term is especially important in an investor’s evaluation of the Company because it reflects the dollars generated from premiums issued by the Company under fronting arrangements as well as premiums issued directly by the Company. Without the explanation of premiums produced in the prospectus, an investor might assume that the Company realized extraordinary growth in its business because the Company’s direct written premiums increased from $1.1 million in 2003 to $168.2 million in 2005. For the same periods, the Company’s premiums produced increased from $120.2 million to $188.5 million.
Premiums produced is used by the Company’s management, reinsurers, creditors and rating agencies as the primary measure of the dollar growth of the Company’s underwriting operations. It is also the basis for broker commission expense calculations in the Company’s consolidated income statement.
The Company has provided a discussion in the registration statement of the reasons why premiums produced provides useful information to investors and a discussion of the additional purposes for which it uses the measure.
7.	In the last paragraph on page 1 and again on page 70, you refer to your “cumulative loss and allocated loss adjustment expense ratio.” If you retain the term in either the summary or on page 70, you should disclose what it is, how you compute it, and what information you intend to convey to an investor by using it. We have also noted that in 2005, as a result of the changes in your business, only 39% of your total premiums were attributable to security classes of insurance. Given the changes in the nature of the businesses you are underwriting, it does not appear that emphasizing this measure, based on such a small portion of your business, provides a balanced picture of your business. If you retain the ratio, you should also tell us what additional information you will include to insure that the disclosure is balanced. We may have further comment.
Response: In response to the Staff’s comments, the Company has amended the section of the prospectus entitled “Summary” to include the following:

•	the definition of cumulative loss and loss adjustment expense ratio;

•	the information intended to be conveyed to the investors by using the ratio; and

•	the cumulative loss ratio for the other specialty classes of business for the six year period the Company has been in these classes.
8.	It is inappropriate to selectively disclose particular aspects of your financial condition in the summary. If you wish to discuss any aspect of your financial condition in the summary, you will need to include a balanced presentation that contains all facts necessary to put the selected aspect in context.
Response: The prospectus has been revised to contain a more detailed and balanced discussion of the Company’s financial condition as you have requested.
9.	In the first full paragraph on page 2 you refer to your “nationally recognized CoverX brand.” Please provide us with factual support for the claim that the brand is “nationally recognized” or, in the alternative, delete the claim.
Response: The Company believes that the CoverX brand name is nationally known in the property & casualty industry and particularly among the insurance wholesalers in the excess & surplus lines industry, who are the Company’s targeted production sources. As early as 1987, the Company was producing business through CoverX and retaining risk in 48 states, and the Company has had a national presence as a pure broker through CoverX for an even longer period of time. In addition, CoverX has been a consistent advertiser in National Underwriter since the late 1980s. National Underwriter has a weekly circulation of nearly 75,000 and has been a national news source to the insurance industry since 1917. In 2005, the Company did business in 49 states and placed business with nearly 1,000 unique brokers. Over the past 5 years, the Company has placed business with over 1,500 unique brokers, driven by its presence in this community.
10.	If you retain the disclosure regarding your competitive strengths, you will need to balance it with a discussion, in similar detail, of your competitive weaknesses. If you retain the discussion of your strategy, you will also need to discuss, in similar detail, the impediments that may prevent you from implementing your strategy.
Response: As you have requested, a section entitled “Business Challenges” has been added to balance the discussion of Competitive Strengths in the Summary of the prospectus. We have added to the discussion on strategy information on impediments in order to balance the discussion of strategy in the Summary of the prospectus.
11.	In the last bullet on page 3, please provide more detail regarding your plans to “expand” your capital base. Also, clarify whether this offering is part of the plan.
Response: As discussed in the bullet points under the heading “Strategy,” the Company intends to grow its business through retaining more of the premiums produced by CoverX, by selectively expanding geographically and into complimentary classes of general liability insurance, by entering into additional niche markets and other specialty commercial lines of business, and actively pursuing opportunities for commission and fee income growth. To the extent that the pursuit of these opportunities in the future requires capital that is in excess of the Company’s internally generated capital, the Company may raise additional capital in the form of debt or equity in order to pursue these opportunities. The Company has no specific plans to raise additional capital at the present time. The section of the prospectus entitled “Summary” has been revised accordingly.
12.	Please expand the discussion of your corporate history at the top of page 4 to disclose the amount of proceeds from this offering that will be used to repurchase shares from Glencoe. We also think that the discussion of the use of proceeds should be under a more descriptive heading than “Corporate History.” Please revise the section accordingly.
Response: The “Corporate History” section is intended to provide investors with a brief background of the Company’s history and to serve as an introduction to the specific terms of the offering which appear on the following page. Accordingly, the Company has removed references to the use of offering proceeds from the “Corporate History” section and have focused its discussion of the use of proceeds in the Summary under the heading “The Offering—Use of Proceeds” and “Use of Proceeds.”
13.	Under “Corporate History” on page 4, please identify who controls Glencoe.
Response: The Registration Statement has been revised to include the requested disclosure in the noted section.
The Offering — page 5
14.	Please relocate the content of footnote 1 so that it is included in the third bullet. It appears that you have agreed to repurchase the shares whether or not the over-allotment option is exercised. The only question is whether you will have sufficient funds from the proceeds of this offering to repurchase all of the shares, or whether you will need to obtain additional funds from other sources. Please revise the disclosure in the bullet to clearly state your obligation and the sources and amounts of funds you will need to satisfy it.
Response: We have revised the prospectus to reflect your comment in the noted section.
Summary Historical and Unaudited Pro Forma Consolidated Financial and Other Data — page 7
15.	Please expand footnote 5 to explain what the combined ratio is used to measure as well as its significance to an investor.
Response: Footnote 5 has been revised to reflect the requested information.

Risk Factors — page 10
16.	Please include a risk factor addressing the risks inherent in the use of proceeds from this offering to repurchase shares from and make other payments to your majority shareholder, Glencoe.
Response: The prospectus has been revised to include an additional risk factor titled, “A significant portion of the proceeds to us from the offering will be used to redeem our preferred stock and to pay off our senior notes and thus will not be available for us to use in expanding or investing in our business” addressing such concerns.
We bear credit risk with respect to our reinsurers, and if any reinsurer fails to pay us, or fails to pay us on a timely basis, we could experience losses. — page 11
17.	Please explain, in reasonable detail, what “fronting arrangements” are and how that activity differs from the direct writing of insurance.
Response: The Company has included a discussion of fronting arrangements and a discussion of how fronting arrangements differ from the direct writing of insurance in the prospectus in the Risk Factor regarding bearing credit risk with respect to reinsurers.
18.	Please identify the three reinsurers referenced in the risk factor and disclose the percentage or dollar amounts of your reinsurance recoverables attributable to each of them.
Response: The prospectus has been revised to reflect the requested information in the noted risk factor.
Our third party governmental entities risk-sharing pooling administration business is concentrated among a limited number of pools arid the termination of any single contract for this business could significantly reduce the profitability of this business. — page 17
19.	Please expand the risk factor to briefly explain what “third party governmental entities risk-sharing pools” are. Please provide more detailed information in the business section of the document, including the identities of the entities involved.
Response: We have revised the prospectus to include a more detailed discussion of government risk-sharing pools in the risk factor related to such entities. While we have added more description of the third party governmental entities risk-sharing pools, we have not specifically identified the pools by name for competitive reasons. We believe such disclosure is not necessary for an investor to make an investment decision with respect to the Company’s common stock. Please note that the Company generated $2.6 million and $9.2 million in fee income from these governmental risk-sharing pools in the three months ended March 31, 2006 and 2005, respectively, which reflects less than 10% of the Company’s revenues for these periods.

The Company — page 21
20.	In the fourth full paragraph on page 22, please explain what a “third party fronting reinsurance arrangement” is.
Response: The prospectus has been revised to provide the requested explanation in the noted location. The Company has removed the term “reinsurance” from this reference to “fronting arrangements” for clarity.
The Company
Recapitalization, page 22
21.	Please reconcile your disclosure here that states that Holdings became the sole shareholder of FMFC on August 17, 2005 with information presented in the financial statements on Page F-23 that appears to suggest that the 100% ownership was reached on December 29, 2005.
Response: The disclosure regarding this transaction has been revised to accurately reflect the timing of the transactions.
Unaudited Pro Forma Consolidated Statements of Income, page 28
22.	We refer to adjustment (2) of your pro forma statements of income. Please explain to us why you believe showing the application of the assumed proceeds towards the payment of the $65 million aggregate principal of senior notes is an acceptable pro forma adjustment under Article 11 of Regulation S-X. In your response please tell us how this adjustment is factually supportable.
Response: Article 11 of Regulation S-X states that pro forma adjustments to the pro forma condensed income statement shall include adjustments which give effect to events that are:
•	directly attributable to the transaction: the Company has expressed its intent to use the proceeds to pay off the aforementioned senior notes as a result of the offering;

•	expected to have a continuing impact on the registrant: the retirement of the senior notes as a result of the application of the proceeds will reduce the interest expense of the Company in the future;

•	factually supportable:
•	the Company will have a firm commitment for the offering from the underwriters;

•	a portion of the net proceeds will be used to retire debt;

•	the senior note holders will have the option to force redemption of the senior notes after the offering.
Based on the above, the Company believes that the pro forma adjustment to eliminate the interest expense related to the senior notes is in accordance with Article 11 of Regulation S-X. In addition, the Company believes the pro forma adjustment assists investors in analyzing the future prospects of the Company because it illustrates the possible scope of the change in the Company’s historical results of operations caused by the transaction.
Selected Historical Consolidated Financial and Other Data, page 32
23.	We refer to your definition of expense ratio in footnote (5) to the table. Please tell us why it is appropriate to deduct expenses related to insurance services operations to determine the expense ratio since no earned premiums are derived from insurance services. Please also provide an explanation for including commissions and fee income in the expense ratio.
Response: Expenses related to insurance services operations are excluded from expenses used in the calculation of the expense ratio since they relate to commission and fee revenue that is also excluded from the expense ratio. In addition, neither the expenses nor this commission and fee revenue relate to the generation of the net earned premiums, which is the denominator in the expense ratio.
Commission and fee income related to insurance underwriting operations is netted against insurance underwriting operating expenses in the calculation of the expense ratio, as it represents an offset to expenses incurred in generating net earned premiums. The Company believes that this is the most meaningful presentation of the expense ratio.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37
Overview — page 37
Change in Business Model — page 38
24.	Please expand the discussion in the next to last paragraph on page 38 to explain how the elimination of fronting fees increased your profitability.
Response: The prospectus has been revised to expand the discussion to include the requested explanation in the noted paragraph.
Premiums Produced — page 39
25.	We note that you have included premiums produced as a performance indicator in your disclosures. We believe this measure is considered a non-GAAP measure that must comply with Item 10(e) of Regulation S-K. Please refer to our “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm that we issued on June 13, 2003. Please remove all references to this measure from your filing or tell us why your presentation is considered appropriate.
Response: The Company believes its presentation is appropriate. Please see the response to Comment Number 6 (above) for a complete discussion.
Critical Accounting Policies — page 40
Loss and Loss Adjustment Expense Reserves — page 40
26.	We believe your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s process for establishing the estimate 2) the reasons for changes in the historical estimate 3) whether and to what extent management has adjusted their assumptions used in the most recent estimate for trends or other factors identified from past experience and 4) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep this objective in mind in drafting your responses to comments listed below. Please also consider providing any additional information, in disclosure-type format, to achieve this objective.
•	Please disclose the amount of the reserve for loss and loss adjustment expense for each year presented. Because IBNR and bulk reserve estimates are more imprecise, please disclose these amounts separately from case reserves.

•	We refer to the second paragraph in this section where you discuss your actuarial method. Please revise your disclosures in this paragraph as follows:
•	Clarify what a development factor is.

•	Clarify what the weighted average historical ultimate loss and loss adjustment expense ratio is, quantify it, and show how you calculate it.
•	We refer to the third paragraph in this section where you discuss specialty classes. Please revise your disclosure to clarify the process of adjusting your loss and loss adjustment expense reserve estimate using your pricing loss cost multiplier. Also clarify what the pricing loss cost multiplier is.

•	Recorded loss reserves for property and casualty insurers generally include a provision for uncertainty, when management determines that existing actuarial methodologies and assumptions do not adequately provide for ultimate loss development. Such a provision may be explicit (i.e. represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption-setting process. So that investors can better understand the inherent uncertainties in your business and degree of conservatism that you have incorporated in your loss reserve estimates, please address as part of your discussion of the methodology used, how you determine the provision for uncertainty.

•	Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses, such as the industry loss development factors used, by tail, business line or specialty class.

•	In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the affect that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Provide your analysis by tail, business line or specialty class and explain why management believes the scenarios quantified are reasonably likely.
Response: The Company has revised its disclosure regarding the estimation of the reserve for loss and loss adjustment expenses to better explain the judgments and uncertainties surrounding this estimate and the potential impact on its financial statements. The Company believes the revised disclosure responds to the four objectives outlined in the above comment, as well as to the bullet points contained within the above comment.
Regarding the bullet in the above comment concerning provision for uncertainty, the Company does not provide an explicit provision for uncertainty in its reserve estimates, consistent with practices followed in property and casualty reserve estimates in accordance with Statement of Principles Regarding Property and Casualty Loss and Loss Adjustment Expense Reserves adopted by the Board of Directors of the Casualty Actuarial Society in May 1988.
27.	Please discuss and quantify the effect that your ceded reinsurance activities had on financial position, results of operations, and cash flows for the periods presented. Also discuss changes you have made to your past reinsurance strategies in developing your current strategies and the expected effect that those changes may have on your financial position, results of operations and cash flows. Describe any limitations on your ability to cede future losses on a basis consistent with historical results and their expected effect on financial position, operating results and cash flows. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.
Response: The Company has revised the prospectus to include a discussion of these matters in “Management’s Discussion and Analysis of Financial Condition and Operations—Reinsurance.”
28.	You reference a third-party valuation expert. If this reference is retained, the valuation expert should be named and a consent letter will be required in any Securities Act filing.
Response: The third party valuation expert referenced in the prospectus is the Company’s independent actuary. The Company does not believe that its independent actuary is an “expert” as contemplated by Section 7 of the Securities Act. To avoid confusion, the Company has deleted the reference to “expert” with respect to the Company’s independent actuary in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Loss and Loss Adjustment Expense Reserves.” The Company believes that it is customary in SEC filings for insurance companies to reference certification by independent actuaries without referencing them by name or obtaining a consent from such independent actuaries.
Commission and Fees — page 42
29.	Please tell us how your basis for your recognition of certain profit sharing commissions when determined and communicated by the other party is consistent with paragraph 44 of SFAS 60. Cite the specific authoritative literature supporting your accounting or revise your disclosures to clarify this. Explain the time lag from when the related policies become effective to when the related revenues are reported to you and explain how and to what extent this time lag affects your revenue estimate.
Response: Paragraph 44 of SFAS 60 addresses third party contingent commission expenses applicable to net earned premiums recorded by a company’s insurance operations, and not to profit sharing commissions earned from unaffiliated insurance companies and their reinsurers by a company’s wholesale general agent.
The Company’s accounting for CoverX’s profit sharing commission revenue is consistent with accounting for insurance agents and brokers whereby profit sharing commissions are recorded when determinable, which is when they are first calculated and reported under the terms of the related contracts. This is supported by the AICPA’s Technical Questions and Answers TIS 6300.01 “Recognition of Commission Income by Insurance Agency” which states, in part, that contingent commissions should be generally recognized when the insurance agent or broker is notified by the underwriter of the amount to be received. The Company is notified by the unaffiliated insurance companies and their reinsurers during the measurement and reporting process determined by the related contract.
Furthermore, the Company believes that SAB 104 supports the Company’s revenue recognition methodology as contingent commission or profit sharing income becomes determinable when the measurement and the related reporting to the unaffiliated insurance companies and their reinsurers occurs as stipulated in the contract. Amounts are not fixed or determinable due to the uncertainty regarding the loss ratio performance of the related insurance risks. Once the initial adjustment period passes, the unaffiliated insurance companies and their reinsurers have more knowledge about the related insurance risks and the amounts that would be owed to the Company as contingent commissions or profit sharing income. Following this methodology reduces the risk that the Company would prematurely record income for contingent commissions or profit sharing income which would later need to be reversed.
The amount of profit sharing commissions recorded in the initial reporting year is based on the premiums earned by the unaffiliated insurance companies and their reinsurers through the end of a financial reporting period on policies produced during the applicable underwriting year, generally a 12 month period. On a typical contract where the first reporting date is 12 months from inception of the underwriting year, the initial lag in recording profit sharing commissions is approximately 6 months, on average, after the effective dates of the policies produced during the underwriting year assuming level policy production throughout the underwriting year.

continue to be earned by unaffiliated insurance companies in subsequent calendar years, additional profit sharing commissions are recorded.
Investments —page 42
30.	It appears you have had significant other than temporary losses on your investments during 2005 and have significant unrealized losses as of December 31, 2005. Please revise your disclosures with the following information:
•	Identify the amount of any material impairment charge reported in your Statement of Operations, how it was measured, and the related circumstances giving rise to the loss.

•	Describe whether, and how, those circumstances impact other material investments held.

•	Disclose the carrying value of non-traded securities and describe the methodology used to estimate their fair value, including material assumptions made and factors considered.

•	Identify the amount of unrecognized impairment loss (i.e. unrealized loss) at December 31, 2005 by investment category and describe the key assumptions made and factors considered in reaching the conclusion that the decline below cost is not other-than-temporary.

•	Disclose the following as it relates to the securities with an unrealized loss:
•	Describe the risks and uncertainties inherent in the assessment methodology, including the impact on future earnings and financial position should management later conclude that the decline is other-than-temporary;

•	Consider providing a separate table that separately discloses at a minimum a) investment grade fixed maturity securities, b) non-investment grade fixed maturity securities and c) equity securities. For each class of securities, depict the length of time the securities have continuously been in an unrealized loss position showing the carrying value and the dollar amount of the unrealized losses using separate aging categories (e.g. less than six months, six months to 12 months, over 12 months to 24 months, over 24 months to 36 month etc...). If meaningful in your circumstances, consider providing further categorization for each of the preceding aging categories depicting how much “under water” the unrealized loss is by showing separate categories of unrealized losses as a percentage of carrying value (e.g. less than 20%, 20% to 50%, greater than 50%), while still showing the dollar amount of carrying value and unrealized loss for each further category;

•	Disclose any concentrations in the types of securities or industries that exist;

•	Disclose the percentage of the fair value of securities and unrealized loss that are non-investment grade and securities that are not rated;

•	For fixed maturity securities, disclose in tabular or narrative form the maturity dates;

•	Identify the type, carrying value and unrealized loss of individual material underwater securities;

•	For securities that you sold during the year at a loss, disclose:
•	The amount of the loss recorded and the fair value at the sales date,

•	Facts and circumstances giving rise to the loss and the sale,

•	The period of time that the security had been continuously in an unrealized loss position; and

•	Why that sale doesn’t contradict your assertion regarding your ability and intent to hold securities with unrealized losses until they mature or recover in value, if and as applicable.
Response: The Company has revised the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to include the additional disclosure.
Results of Operations
Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005
Operating Expenses
Other Operating Expenses — page 46
31.	Please clarify to us and in the filing how a reduction in deferred acquisition expenses increases other underwriting and administrative expenses.

Response: Other underwriting and administrative expenses are presented net of deferrals of acquisition costs. Due to the increase in ceding commissions on reinsurance, there was a reduction of the amount of these expenses that were deferred, thus increasing the net expenses by $2.2 million. We have revised the prospectus to clarify this point.
Liquidity and Capital Resources
Long-term debt — page 56
32.	Please disclose the leverage ratio, fixed charge coverage ratio, risk-based capital requirement, rating agency covenant and surplus covenant that you are required to satisfy under your credit agreement.
Response: The prospectus has been revised to disclose the ratios, risk-based capital requirement and other covenants which must be satisfied under the credit agreement.
Contractual Obligations and Commitments — page 57
33.	Please revise the heading of the subcaption ‘Non-contractual payments by period’ as this caption would imply that the insurance contract provides for a payment not in the contract.
Response: The prospectus has been revised to remove this heading.
Reconciliation of Unpaid Losses and Loss Adjustment Expenses — page 63
34.	In your discussion of the prior year loss development please revise your disclosure as follows
•	Clarify why there was adverse development in your safety equipment installation and service class lines of business for accident years 2000 to 2002.

•	Expand your disclosure to clarify what was ‘atypical’ in the development of policies written in 1999 to 2001.

•	We disclose that premium rates for the safety equipment installation and services class proved to be inadequate. This disclosure would imply that a premium deficiency existed for those lines of businesses. Please tell us whether a premium deficiency was recorded and also tell us your consideration of paragraphs 32 to 34 of SFAS 60.
Response: The Company has revised its disclosure in the prospectus to clarify its safety equipment installation and services class adverse development. The Company has also replaced the word “atypical” with more descriptive wording under Reconciliation of Unpaid Loss and Loss Adjustment Expenses — page 63.

With respect to the third bullet point in this comment and the consideration of paragraphs 32 to 34 of SFAS 60, the Company began its re-underwriting process in the middle of 2001. It has taken several additional years for losses to develop in excess of the Company’s expectations, and for the Company to learn the extent of the rate inadequacy of its safety equipment installation and services class policies issued from 1999 to 2001. The policies issued were all 12 month policies, and all of the related acquisition costs were amortized during the 12 month period subsequent to policy issuance, and the Company was not aware of the extent of pricing inadequacy during this 12 month period. Therefore, a premium deficiency was not recorded. Rates on insurance provided to the safety equipment installation and services class have increased dramatically since 2001, and this class has been profitable in the last three years.
Analysis of Unpaid Loss and Loss Adjustment Expense Development — page 65
35.	Revise the ten year development table to present it on a gross basis, or if you choose to continue to present the information on a net basis, revise it to include the following additional data for each year in the ten-year table:
•	A reconciliation of the net end of period liability with the related gross liability:

•	The gross re-estimated liability as of the end of the latest re-estimation period with separate disclosure of the related re-estimated reinsurance recoverable; and

•	The gross cumulative redundancy or deficiency.
Response: The Company has revised the development table to reflect the requested reconciliation, gross re-estimated liability and gross cumulative redundancy or deficiency.
Business — page 70
Industry Background — page 72
36.	Under “Overview”, please disclose where you stand in relation to the “top 25 insurance groups.”
Response: The Company has removed the reference to the “top 25 insurance groups” in the revised prospectus in the section captioned “Business—Overview.”
37.	Please provide us with factual support for each of the claims you make in this section regarding the size of the market and your place in it. Please mark the supporting documents to show the location of the specific information you are relying on and tie it to the specific claim in the prospectus.
Response: The Company will provide supplementally an A.M. Best Special Report from September 2005, which the Company believes contains accurate factual industry data. The relevant industry data included in the revised prospectus will be cross-referenced with the A.M. Best Report for your convenience to support the noted statements.

Additionally, certain of the data have been revised in the amendment to the prospectus based upon updates and further review of such data in the section captioned “Business — Industry Background.”
38.	Please disclose what the acronym “ISO” stands for.
Response: “ISO” refers to Insurance Services Offices. “ISO” has been defined on page 73 of the revised prospectus, which is the first time it appears.
Insurance Holding Company Regulation — page 83
39.	You say that you are “in the process of seeking approvals” from the Illinois Division of insurance and the Minnesota Department of Insurance in connection with the recapitalization. Since the recapitalization occurred in 2004, we do not understand why you did not obtain approval prior to the recapitalization. Please explain. Also, disclose what consequences you will face if the approvals are not received. We may have further comment after reviewing your response.
Response: The Company has deleted this language because it received the required approvals in 2004 at the time of the Glencoe investment.
IRIS Ratios — page 84
40.	You say that as of December 31, 2005, FMIC had IRIS ratios outside the usual range in four of the IRIS tests. However, in the next to last sentence of the paragraph you also say that FMIC “had more than four ratios outside the usual range” but you have only identified four ratios in the table. Please revise the disclosure to reconcile these inconsistencies.
Response: The Company has revised the prospectus in the noted location to accurately reflect the fact that four ratios were outside the usual range and not “more than four.”
41.	We refer to your calculation of estimated current reserve deficiency to policyholders’ surplus. Please explain to us why the calculation of this ratio uses historical earned premiums as its denominator instead of surplus.
Response: The use of earned premiums as the denominator in the formula for estimated current reserve deficiency to policyholders’ surplus on page 85 is mandated by the National Association of Insurance Commissioners, or NAIC, and is used in the first step of the four step calculation of this IRIS ratio. The first step is the calculation of the ratio of reserves for the last two years to earned premiums applicable to those years. In the second step the resultant ratio is then applied to earned premiums for the current year to compute a reserve amount. In the third step the company’s actual carried reserve is subtracted from the reserve amount computed in step three to arrive at an estimated reserve deficiency or redundancy. In the fourth step the estimated reserve deficiency or redundancy is divided by policyholders’ surplus to arrive at the IRIS ratio. The Company has no discretion in how this ratio is calculated, or any other IRIS calculation formula.

Restrictions on Paying Dividends — page 85
42.	Please quantify the amounts of the dividends that could have been paid in each of the last three years.
Response: The Company has revised the prospectus in the noted location to reflect the fact that the insurance subsidiaries would have been permitted to pay up to $9.7 million, $8.9 million and $4.1 million in ordinary dividends in 2005, 2004 and 2003, respectively, without the prior regulatory approval.
Principal Stockholders — page 96
43.	Identify the natural persons possessing investment and voting rights over the shares held by Glencoe Capital, LLC.
Response: The prospectus has been revised to include the requested disclosure in the noted location.
Certain Relationships and Related Party Transactions — page 98
Florida Homeowners Insurance Business — page 98
44.	Please expand the discussion in this section to include all of the information specified in Item 404(b) of Regulation S-K for the current and last fiscal years regarding the amount of business done with this entity.
Response: The Company has revised the disclosure to include the additional information you requested.
Delaware law and Charter and Bylaw Provisions’ Anti-Takeover Effects — page 102
45.	Please identify your “interested stockholders.”
Response: Due to their stock ownership, both Glencoe and Jerome Shaw are deemed to be interested stockholders under Section 203 of the Delaware General Corporation Law (the “DGCL”). Because (i) the Company’s Board of Directors approved the transactions that resulted in Glencoe and Jerome Shaw becoming interested stockholders, and (ii) Glencoe and Jerome Shaw became interested stockholders prior to the Company becoming a public company, Section 203 of the DGCL does not prevent the Company from entering into a business combination, as defined under Section 203, with Glencoe or Jerome Shaw. Therefore, we believe that identifying Glencoe and Shaw as “interested stockholders” would be misleading since the Company is not restricted from entering into a business combination with either of them.
Consolidated Financial Statements
Notes to Consolidated Financial Statements, F-16
46.	It appears the company operates in one segment; please clarify in your next amendment. In addition, disclose product information in accordance with paragraph 37 of SFAS 131.
Response: The Company does operate in one segment. The prospectus has been amended to include an accounting policy for SFAS 131, including a statement that its product revenues are substantially similar in nature.

1. Summary of Significant Accounting Policies, page F-16
Principles of Consolidation and Basis of Presentation, page F-16
47.	Note 1 states that the purchase of FMFC on August 17th, 2005 was accounted for as a purchase and resulted in a new basis of accounting. Elsewhere in the document such as on page 22 you refer to this transaction as recapitalization. However, in a recapitalization transaction no change in accounting basis is appropriate. Please reconcile these two conflicting disclosures and revise your disclosures as appropriate.
Response: The acquisition of First Mercury Financial Corporation on August 17, 2005 was accounted for as a purchase. The Company has replaced the term “recapitalization” or “Recapitalization” with “transaction” or “Holdings Transaction” throughout the document to avoid conflicting disclosures.
Investments, page F-18
48.	It is unclear how the accounting policy described here is applied to the “Mortgage-backed securities”, and to the “Collateralized mortgage obligations and other asset-backed securities” disclosed in Note 3 on page F-26. Please disclose your accounting policy applied to these investment holdings.
Response: The Company has revised its accounting policy for investments on page F-18 to reflect how the amortization of the premiums and discounts on investments in mortgage-backed and collateralized mortgage obligation and other asset backed securities is treated.
2. Mergers and Acquisitions, page F-22 — F-25
49.	In order for us to evaluate your accounting for the acquisition of FMFC by Holdings in accordance with EITF 88-16, please provide us a full explanation supporting your accounting and provide:
•	The basis for your conclusion that the transaction was highly leveraged. In general we believe that a 60 percent or greater debt financed transaction would meet the highly leveraged test. If the transaction is 50 percent or more debt financed it is probably highly leveraged. Acquisitions involving leverage of significantly less than 50 percent would not meet the criteria for following EITF Issue 88-16 accounting.

•	A detailed analysis of how the transaction met the change in control criterion required by Section 1. of the EITF. The analysis should also clarify how the 28% ownership of the new investors was calculated.
In addition, revise your disclosures to more clearly state the cost of the acquisition. Refer to paragraph 51(d) of SFAS 141. Revise your disclosures with the results of the third party appraisal firm when the results become available.
Response: In response to the last paragraph of the above comment, the Company has revised its disclosure to more clearly state the cost of the acquisition. Please see the noted location in the revised prospectus. In response to the first portion of the above comment, the following is the Company’s analysis of the accounting for the acquisition of First Mercury Financial Corporation (“FMFC”), by First Mercury Holdings, Inc. (“Holdings”) in accordance with EITF 88-16.
EITF 88-16 Analysis
EITF 88-16 is applicable to transactions in which a holding company (NEWCO) with no substantive operations acquires 100% of an operating company (OLDCO) in a single highly leveraged transaction or series of related and anticipated highly leveraged transactions. NEWCO must acquire all of OLDCO; that is, there can be no remaining minority interest.
The Company believes the acquisition of FMFC by Holdings falls within the scope of EITF 88-16 based on the following considerations:
•	Holdings was formed in July 2005. It had no substantive operations and was formed to issue $65 million in Senior Notes and to execute the purchase transaction.

•	Holdings acquired 100% of First Mercury Financial Corporation (“FMFC”), the operating company, in a single highly leveraged transaction. This transaction was executed on August 17, 2005 and was substantially complete as of that date. Price negotiations with a single remaining shareholder representing less than 4% of FMFC’s ownership continued after August 17, 2005; however it was certain at the transaction date that these shares would be purchased. On December 29, 2005, Holdings executed a “squeeze-out” merger, formally completing the transaction.

•	The transaction was considered highly leveraged based on the following considerations:
•	All of the net proceeds from the $65 million in newly issued Senior Notes were paid to FMFC shareholders as part of the purchase transaction;

•	No new equity was issued to raise cash for the purchase and Holdings had no cash prior to issuing the Senior Notes;

•	Holdings had no previous debt outstanding; and

•	After the purchase, the consolidated debt position of Holdings and FMFC increased by the $65 million in newly issued debt, from approximately $27.8 million to $92.8 million.
•	Prior to the acquisition, there was no majority shareholder of FMFC.
EITF Discussion

1. Under EITF 88-16 Section 1, a partial or complete change in accounting basis is appropriate only when there has been a change in control of voting interest; that is, a new controlling shareholder or group of shareholders must be established.
Under EITF 88-16 Section 1.a.i., a change of control has occurred if a single shareholder... obtains unilateral control of NEWCO and that shareholder did not have unilateral control of OLDCO.
The ownership of FMFC prior to the transaction and of Holdings after the transaction was as follows:

	Before	After
Glencoe (convertible preferred shares with full voting rights)	32%	55%
Jerome Shaw*	34%	28%
Other members of management*	11%	17%
Non-management shareholders	23%	0%

	100%	100%

*	These are members of management that participated in promoting the transaction and are considered to be part of the Holding control group.
As shown above, a single shareholder (Glencoe) that did not have unilateral control of FMFC obtained unilateral control of Holdings. Glencoe’s convertible preferred stock carries full voting rights on an “as converted” basis. Accordingly, a change of control occurred.
2. Under EITF 88-16 Section 1.b., the change in controlling voting interest must be substantive, genuine, and not temporary.
The change in control was considered substantive, genuine, and not temporary. Glencoe obtained voting control and obtained a majority of the Board of Director positions (Glencoe has three positions and management has two). Glencoe had/has the ability to implement major operating and financial policies such as refinancing debt and selling or acquiring assets. There were/are no agreements in place or other factors that would limit Glencoe’s control or make the control temporary.
This section of EITF 88-16 states there should be no plans or intentions within a short period of time after consummation of the transaction (for example, one year) for (i) a controlling shareholder or shareholder group to sell all or a portion of its interest such that the conditions for control would no longer be met or (ii) NEWCO to issue additional voting securities such that the conditions for control would no longer be met. There were plans to pursue a potential public offering of FMFC or Holdings stock with an original timeline of 12 to 18 months from the date of the acquisition; however this falls outside of one year and this is does not make control temporary. A change that is “not temporary” does not mean the control should be permanent. The ability to go public is not in control of the Company, does not represent a contractual obligation, and is not a certainty. In addition, there were/are no other contractual agreements or legal requirements for Glencoe to give up control. Lastly, while a public offering is planned, Glencoe and the Company could elect to forego such plans.
3. EITF 88-16 Section 1.d.
As the conditions in section 1 of EITF 88-16, were met, a new basis of accounting was computed based on section 2.
Under EITF 88-16 Section 2, the form of the transaction by which the investor obtains its interest in NEWCO does not change the accounting to be applied. In general, if an investor in NEWCO owned a residual interest in OLDCO, then the lesser of that investor’s residual interest in OLDCO or NEWCO is carried over at the investor’s predecessor basis.
Under EITF 88-16 Section 2.b., if a change of control has occurred, the carrying amount of NEWCO’s investment in OLDCO should be determined as follows:
i. The lesser of the continuing shareholder’s residual interest in OLDCO or NEWCO is carried over at the continuing shareholder’s predecessor basis, except for shareholders that are not part of the NEWCO control group.
The NEWCO control group generally includes (a) management, (b) Oldco shareholders with a greater percentage of residual interest in Newco than they held in Oldco, and (c) Oldco shareholders with the same or lower percentage of residual interest in Newco than they held in Oldco but that have a significant voting interest or economic interest in Newco (over 20%).
Based on these criteria, the Holdings’ controls group consists of all Holding’s shareholders. The remaining owners of Holdings are management and Glencoe (being a FMFC shareholder with a greater percentage of residual interest in Holdings than they held in FMFC).
ii. The remainder of NEWCO’s investment in OLDCO, subject to the monetary test, is based upon fair value; that is, the amount that was or would have been paid in monetary consideration.
The carrying amount of Holdings’ investment will be a combination of predecessor basis and new basis as shown below (there are no continuing shareholders outside the Holdings control group). The “New Basis” column represents the incremental new ownership of Glencoe and Other Management.

	Predecessor	New
	Basis	Basis
Glencoe	32%	23%
Shaw	28%	0%
Other Management	11%	5%

	72%	28%

The predecessor basis is the lower of each continuing shareholder’s residual interest in FMFC or Holdings. The remaining basis is at fair value subject to the monetary test (see below).
4. Under EITF 88-16 Section 3, the fair value of any securities issued by NEWCO to acquire OLDCO should be objectively determinable. Fair value should not be used, whether or not the NEWCO securities are publicly traded, unless at least 80 percent of the fair value of the consideration paid to acquire OLDCO equity interests comprises monetary consideration (the monetary test)
The EITF concluded in Issue 88-16 that the fair value of NEWCO equity securities received by OLDCO shareholders is “objectively determinable” only if 80% or more of the fair value of total consideration received by OLDCO shareholders is monetary. Monetary consideration includes cash, debt, and debt-type instruments. If the percentage of monetary consideration is less than 80%, the portion of NEWCO’s investment in OLDCO that can be valued at fair value cannot exceed the percentage of total consideration that is monetary.
The fair value of the transaction and monetary portion of the total consideration was determined as follows:

Price paid to non-management shareholders of $5,975 per share divided by their proportionate share of ownership to total FMFC ownership (22.4%)*	$130,000,000
Premium paid to Shaw**	5,900,000
Stock options assumed by Holdings are included above; reduction here for exercise price***	(1,900,000)

Fair value of transaction	$134,000,000

Monetary consideration	$60,000,000

Percentage of monetary consideration	45%

Based on the computation shown above, the 80% monetary test is not met. As a result, fair value accounting cannot be applied to more than 45% of the transaction. As noted above, only 28% of Holdings’ investment in FMFC will be valued at fair value.

*	Represents fair value

**	The premium paid to Shaw was to induce his sale because of the large block of shares he owned and his ability to block the transaction. Glencoe could not obtain control without a significant portion of his shares being sold as part of the transaction. This premium is considered purchase price and is analogous to the supplemental guidance from FTB 85-6 regarding treasury stock purchase, which states in part (from section 504 in response to the question in section 501):

“Transactions do arise, however, in which an acquisition of an enterprise’s stock may take place at prices different from routine transactions in the open market. For example, to obtain the desired number of shares in a tender offer to all or most shareholders, the offer may need to be at a price in excess of the current market price. In addition, a block of shares representing a controlling interest will generally trade at a price in excess of market, and a large block of shares may trade at a price above or below the current market price depending on whether the buyer or seller initiates the transaction. An enterprise’s acquisition of its shares in those circumstances is solely a treasury stock transaction properly accounted for at the purchase price of the treasury shares. Therefore, in the absence of the receipt of stated or unstated consideration in addition to the capital stock, the entire purchase price should be accounted for as the cost of treasury shares.”

***	FM Holdings assumed the stock option plan of FMFC. The stock option plan of FMFC contained a provision that all unvested shares become fully vested upon a change of control. Under FASB Statement No. 123, Accounting for Stock-Based Compensation, the fair value of the consideration given by the acquirer (whether cash or vested or unvested acquirer equity instruments) is included in purchase cost. Because the share exchange included shares underlying the options, the option exercise price is subtracted from the purchase consideration.
Underlying Calculations
The calculations of Holdings investment in FMFC and its initial equity position will be provided supplementally to the Staff.
8. Other Debt
Junior Subordinated Debentures, page F-32
50.	We note from your disclosure that you provide a full and unconditional guarantee of all of the Trust’s obligations. Please tell as your consideration of FIN 45 and whether any liability has been recorded related to your guarantee.
Response: Because the Company has recorded the full liability for the outstanding junior subordinated debentures issued to the Trusts, there are no additional material obligations of the Trusts to be recorded by the Company under FIN 45 related to the full and unconditional guarantee of the Trusts by the Company.
Convertible Preferred Stock, page F-36
51.	Please provide us an analysis of your consideration given to recording a beneficial conversion feature for your convertible preferred stock issued. Refer to EITF 98-5 and 00-27. In addition please disclose the conversion rate of your convertible preferred stock.
Response: The Company considered the guidance in EITF 98-5 and EITF 00-27 regarding beneficial conversion features as it relates to its convertible preferred stock. At the commitment date (the execution of the stock purchase agreement and the related cash investment), the Company determined there was no intrinsic value related to the nondetachable conversion feature as the conversion rate was equal to fair value. The analysis that no intrinsic value existed at the commitment date was based upon the following factors:
•	Competitive Marketplace Process: The nondetachable conversion feature of the Series A convertible preferred stock was negotiated in the context of a competitive process designed to achieve maximum value for the Company. In May 2003, the Company engaged an investment bank to advise it with respect to a private equity investment into the Company. A group of 11 financial investors and 2 strategic investors were approached in this process, all of whom were experienced investors in the insurance industry and likely to be interested in an investment of this type. Information on the Company was provided to each of these potential investors and meetings were held with several of these potential investors. Oral and written proposals were received from interested investors which provided the Company with a reasonable range of its fair value. Glencoe’s investment terms were at the high-end of this range and the Company ultimately selected Glencoe as an investor. Glencoe was an unaffiliated third party and all negotiations were at arms length. The Company was under no pressure or duress to complete the issuance of preferred stock including the nondetachable conversion feature to Glencoe at anything but competitive market terms.

•	Conversion Price: The conversion price of $5,750 per share was based on Glencoe’s investment of $40 million, as negotiated by the aforementioned process.

•	August 17, 2005 Acquisition: As disclosed in the prospectus, First Mercury Holdings, Inc. (“Holdings”) acquired all of the outstanding shares of First Mercury Financial Corporation (“FMFC”). The transaction included the buyout of common shares held by non-management, outside shareholders of FMFC for $5,975 per share. This represents a 3.9% increase in the common stock price on a per share basis compared to the conversion price of $5,750 approximately 14 months after Glencoe’s investment in the preferred stock.
Since all of the terms and conditions of the convertible preferred stock transaction were negotiated in a competitive marketplace process and the conversion price was equal to fair value, as supported by the August 17, 2005 transaction, the Company determined that the conversion feature was equal to fair value at the investment date.
The Company has disclosed the conversion rate in the revised prospectus in the noted location.

General
52.	Please revise your interim financial statement disclosures based on the preceding audited financial statement comments, as applicable.
Response: The Company has considered the impact of your comments on the audited financial statements and the related Company responses and has concluded that no revisions to its interim financial statements is necessary.
* * * * * *
     Please do not hesitate to contact the undersigned at (312) 984-3624 if you have further questions or comments.
Sincerely,
Heidi J. Steele
Enclosures

Cc:	Richard Smith Louis Manetti, Glencoe Capital Edward Best, Mayer, Brown, Rowe & Maw LLP